SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 3)

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

Marrone Bio Innovations, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 57165B106
(CUSIP Number) Steve Napoli c/o Ardsley Advisory Partners LP 262 Harbor Drive, 4th Floor Stamford, Connecticut 06902
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) September 05, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1             The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57165B106	13D/A	Page 2 of 16 Pages

1.		names of reporting person i.r.s. identification no. of above persons (entities only) Ardsley Advisory Partners LP
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 15,658,080
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 15,658,080
11.		aggregate amount beneficially owned by each reporting person 15,658,080
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 13.66%
14.		type of reporting person* PN, IA

CUSIP No. 57165B106	13D/A	Page 3 of 16 Pages

15.		names of reporting person i.r.s. identification no. of above persons (entities only) Ardsley Advisory Partners GP LLC
16.	check the appropriate box if a group*	(a) ☒ (b) ☐
17.		sec use only
18.		sources of funds AF
19.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
20.		citizenship or place of organization Delaware, United States of America
number of shares	21.	sole voting power 0
beneficially owned by	22.	shared voting power 15,658,080
each reporting	23.	sole dispositive power 0
person with	24.	shared dispositive power 15,658,080
25.		aggregate amount beneficially owned by each reporting person 15,658,080
26.	check box if the aggregate amount in row (11) excludes certain shares *	☐
27.		percent of class represented by amount in row 11 13.66%
28.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 4 of 16 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Philip J. Hempleman
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 15,658,080
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 15,658,080
11.		aggregate amount beneficially owned by each reporting person 15,658,080
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 13.66%
14.		type of reporting person* IN

CUSIP No. 57165B106	13D/A	Page 5 of 16 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners I GP LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 15,658,080
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 15,658,080
11.		aggregate amount beneficially owned by each reporting person 15,658,080
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 13.66%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 6 of 16 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners Fund II, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 595,300
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 595,300
11.		aggregate amount beneficially owned by each reporting person 595,300
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 0.54%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 7 of 16 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners Advanced Healthcare Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,189,700
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,189,700
11.		aggregate amount beneficially owned by each reporting person 1,189,700
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 1.07%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 8 of 16 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners Renewable Energy Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 13,821,580
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 13,821,580
11.		aggregate amount beneficially owned by each reporting person 13,821,580
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 12.06%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 9 of 16 Pages

15.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Duckdive Fund, L.P.
16.	check the appropriate box if a group*	(a) ☒ (b) ☐
17.		sec use only
18.		sources of funds WC
19.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
20.		citizenship or place of organization Delaware, United States of America
number of shares	21.	sole voting power 0
beneficially owned by	22.	shared voting power 50,000
each reporting	23.	sole dispositive power 0
person with	24.	shared dispositive power 50,000
25.		aggregate amount beneficially owned by each reporting person 50,000
26.	check box if the aggregate amount in row (11) excludes certain shares *	☐
27.		percent of class represented by amount in row 11 0.05%
28.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 10 of 16 Pages

29.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Ridgecrest Partners Fund, LP
30.	check the appropriate box if a group*	(a) ☒ (b) ☐
31.		sec use only
32.		sources of funds WC
33.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
34.		citizenship or place of organization Delaware, United States of America
number of shares	35.	sole voting power 0
beneficially owned by	36.	shared voting power 1,500
each reporting	37.	sole dispositive power 0
person with	38.	shared dispositive power 1,500
39.		aggregate amount beneficially owned by each reporting person 1,500
40.	check box if the aggregate amount in row (11) excludes certain shares *	☐
41.		percent of class represented by amount in row 11 0.001%
42.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 11 of 16 Pages

ITEM 1. Security and Issuer

(a)	The name of the issuer is Marrone Bio Innovations, Inc. (MBII) (the “Issuer”).
(b)	The address of the Issuer’s principal executive offices is 1540 Drew Avenue, Davis, California 95618.

This Schedule 13D/A (the “Schedule”) relates to the common stock (“Common Stock”) of the Issuer and amends and supplements the Schedule 13D dated February 5, 2018, as amended by Amendment No. 1 filed on February 12, 2019, as further amended by Amendment No. 2 filed on August 19, 2019, as specifically set forth herein.

ITEM 2. Identity and Background

(a)	This Schedule is being filed with respect to the Common Stock of the Issuer which are beneficially owned by the following reporting persons:

(i)	Ardsley Advisory Partners LP (the “Advisor”)
(ii)	Ardsley Advisory Partners GP LLC (the “Advisor General Partner”)
(iii)	Ardsley Partners I GP LLC (the “General Partner”)
(iv)	Phillip J. Hempleman
(v)	Ardsley Partners Fund II, L.P. (the “Fund II”),
(vi)	Ardsley Partners Advanced Healthcare Fund, L.P. (the “Healthcare Fund”),
(vii)	Ardsley Partners Renewable Energy Fund L.P. (the “Renewable Energy Fund”) and
(viii)	Ardsley Duckdive Fund L.P. (the “Duckdive Fund”)
(ix)	Ardsley Ridgecrest Partners Fund, LP (the “Ridgecrest Fund” and together with the Advisor, the Advisor General Partner, General Partner, Phillip J. Hempleman, the Fund II, the Healthcare Fund, the Renewable Energy Fund and the Duckdive Fund, the “Reporting Persons”).

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal office of each of the Reporting Persons is 262 Harbor Drive, Stamford, Connecticut 06902.

The principal business of the Advisor is serving as investment manager to certain private investment funds, including Fund II, Healthcare Fund, Renewable Energy Fund, the Duckdive Fund and the Ridgecrest Fund, and to make investment decisions on behalf of these private investment funds. The principal business of the Advisor General Partner is serving as the general partner of the Advisor. The principal business of the General Partner is serving as the general partner of certain limited partnerships, including Fund II, Healthcare Fund, Renewable Energy Fund, the Duckdive Fund and the Ridgecrest Fund. Mr. Philip Hempleman serves as managing member of the Advisor and the General Partner. The principal business of Fund II, Healthcare Fund, Renewable Energy Fund, Duckdive Fund and the Ridgecrest Fund is serving as private investment limited partnerships.

(c)	No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Philip Hempleman is a citizen of the United States of America.

CUSIP No. 57165B106	13D/A	Page 12 of 16 Pages

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

ITEM 4. Purpose of Transaction

Item 4 is amended by adding the following paragraphs to the end of the item:

As previously disclosed, on August 19, 2019, Renewable Energy Fund received a notice (the “Notice”) from the Issuer that the Issuer was exercising its right pursuant to the Warrant Agreement to require Renewable Energy Fund to exercise a portion of its warrants in exchange for shares of Common Stock of the Issuer and New Warrants.  The Notice covered warrants to purchase 1,457,195 shares of Common Stock held by Renewable Energy Fund.  On September 5, 2019, Renewable Energy Fund exercised the 1,457,195 warrants covered by the Notice into shares of Common Stock and New Warrants.  Such New Warrants will be first exercisable 180 days after issuance, will have a term expiring on January 1, 2023 and will have an exercise price of $1.75 per share.  As the New Warrants are not currently exercisable within 60 days, the Reporting Persons do not presently beneficially own the shares of Common Stock underlying such New Warrants for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

ITEM 5. Interest in Securities of the Issuer

(a)-(b) The Advisor, the Advisor General Partner, the General Partner, and Phillip Hempleman may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 15,658,080 shares of Common Stock as of September 5, 2019, which represent 13.66% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 15,658,080

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 15,658,080

CUSIP No. 57165B106	13D/A	Page 13 of 16 Pages

The Renewable Energy Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 13,821,580 shares of Common Stock as of September 5, 2019, which represent 12.06% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 13,821,580

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 13,821,580

The Fund II may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 595,300 shares of Common Stock as of September 5, 2019, which represent 0.54% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 595,300

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 595,300

The Advanced Healthcare Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,189,700 shares of Common Stock as of September 5, 2019, which represent 1.07% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 1,189,700

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 1,189,700

The Duckdive Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 50,000 shares of Common Stock as of September 5, 2019, which represent 0.05% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 50,000

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 50,000

CUSIP No. 57165B106	13D/A	Page 14 of 16 Pages

The Ridgecrest Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,500 shares of Common Stock as of September 5, 2019, which represent 0.001% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 1,500

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 1,500

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be 110,726,347 as disclosed in the Issuer’s Current Report on Form 10-Q/A filed with the SEC on August 9, 2019.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c)              Except as disclosed in Item 3 and Item 4 and as set forth below, there have been no transactions in the shares of Common Stock by the Reporting Persons during the past sixty days.

(d)              The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts.

Phillip Hempleman by virtue of his status as managing member of the Advisor, the Advisor General Partner, and the General Partner, may be deemed to share with the Advisor, the Advisor General Partner, and the General Partner the power to vote or direct the vote and to dispose or to direct to dispose the disposition of shares of Common Stock of which other Reporting Persons are the direct beneficial owner.

(e)              Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement

CUSIP No. 57165B106	13D/A	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2019
Date

ARDSLEY ADVISORY PARTNERS LP

/s/ Steve Napoli
Signature

Steve Napoli/ Member of its general partner
Name/Title

September 12, 2019
Date

ARDSLEY ADVISORY PARTNERS GP LLC

/s/ Steve Napoli
Signature

Steve Napoli/Member
Name/Title

September 12, 2019
Date

ARDSLEY PARTNERS I GP LLC

/s/ Steve Napoli
Signature

Steve Napoli/Member

September 12, 2019
Date

PHILIP J. HEMPLEMAN

/s/ Steve Napoli*
Signature

Steve Napoli/Attorney-in Fact for Philip J. Hempleman
Name/Title

CUSIP No. 57165B106	13D/A	Page 16 of 16 Pages

September 12, 2019
Date

ARDSLEY PARTNERS FUND II, L.P.
By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member
Name/Title

September 12, 2019
Date

ARDSLEY PARTNERS ADVANCED HEALTHCARE FUND, L.P.
By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member
Name/Title

September 12, 2019
Date

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member
Name/Title

September 12, 2019
Date

ARDSLEY DUCKDIVE FUND, L.P.
By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member
Name/Title

ARDSLEY RIDGECREST PARTNERS FUND, L.P.
By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member
Name/Title

* Executed by Steve Napoli as Attorney-in-Fact for Philip J. Hempleman. The Power of Attorney for Mr. Hempleman is attached as Exhibit 2 to the Statement on Schedule 13G/A with respect to the Common Stock of Vaxgen, Inc., filed on February 15, 2006, and is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)